FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                   Chief Financial Officer
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-2-589-2840
              Bill Fletcher
                   President and CEO
                   Teva North America
                   (215) 591-8800
              Dorit Meltzer
                   Director, Investor Relations
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA CLOSES ACQUISITION OF PFIZER'S ITALIAN GENERIC PHARMACEUTICAL OPERATION - DOROM

Jerusalem, Israel, December 1, 2004 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today, further to its announcement dated August 17, 2004, that it has completed its cash acquisition, of Pfizer's Italian generic pharmaceutical marketing company, Dorom S.r.l., one of the largest suppliers of generic pharmaceuticals to the Italian retail market.

Teva Italy will integrate Dorom's business into its own pharmaceutical activities and will actively promote the product lines of both companies*.*

Subsequent to this acquisition, Teva, which is the largest generic company in Italy, will further strengthen its leading position in this important and growing market. The combined company, Teva Italy, will have a product portfolio of 77 generic products (in 150 presentations) available to the Italian market and 63 products in the pipeline (in 122 presentations) of pending generic product registrations.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: December 01, 2004